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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
or
☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 0-23282

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

NMS Communications Corporation 401(k) Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NMS Communications Corporation
100 Crossing Boulevard
Framingham, Massachusetts 01702

NMS Communications Corporation
401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

NMS Communications Corporation 401(k) Plan
Index of Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Page(s)
Report of Independent Auditors	1
Financial Statements:
Statements of Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Assets Available for Benefits, for the year ended December 31, 2002	3
Notes to Financial Statements	4-7
Supplemental Schedule:
Schedule H, Part IV, Line 4i—Form 5500—Assets Held for Investment Purposes as of December 31, 2002	8
Exhibits:
Exhibit 1—Consent of Independent Accountants	9
Note:
Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
the NMS Communications Corporation 401(k) Plan

        In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the NMS Communications Corporation 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 24, 2003

NMS Communications Corporation 401(k) Plan
Statements of Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value (Note 3)	$15,116,369	$14,323,090

Receivables:
Participant contributions	100,547	36,876
Employer contributions	16,346	11,172

Total receivables	116,893	48,048

Assets available for benefits	$15,233,262	$14,371,138

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan
Statements of Changes in Assets Available for Benefits
For the Year Ended December 31, 2002

Additions:
Additions to assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(3,140,748)
Interest and dividends	13,069

(3,127,679)

Contributions:
Employer contributions	942,079
Participant contributions	4,509,809

5,451,888

Total additions	2,324,209

Deductions:
Deductions from assets attributed to:
Administrative expenses	44,874
Benefit payments	1,417,211

Total deductions	1,462,085

Net increase	862,124
Assets available for benefits:
Beginning of year	14,371,138

End of year	$15,233,262

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan
Notes to Financial Statements

1.     Description of Plan

        The following description of the NMS Communications Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

  General

        The Plan is a defined contribution plan covering all full-time and part-time employees of NMS Communications Corporation (the "Company"), who are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Massachusetts Mutual Financial Group ("Mass Mutual") serves as custodian and administrator of the Plan's assets. In addition, Investors Bank & Trust serves as a custodian for the NMS Common Stock.

  Contributions

        Each year, participants may contribute up to 15 percent of pretax annual compensation including cash bonuses, subject to certain limitations. The Company will match 50 percent of the participant's contribution up to 6 percent of the participant's compensation. Company matching contributions are accrued and paid on a bi-weekly basis. The Company may also elect to make additional discretionary contributions; however, it did not do so during 2002 or 2001.

  Participant Accounts

        Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, plan earnings and charged with an allocation of administrative expenses to the extent these expenses are not borne by the Company. Allocations are based on salary deferral elections, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution and discretionary contribution is based on years of continuous service. A participant is 100 percent vested after three years of continuous service. A participant automatically becomes fully vested upon attainment of normal retirement age, upon disability or death, or upon termination of the Plan.

  Investment Options

        Upon enrollment in the Plan, a participant may direct employee contributions, in increments of one percent, among the investment options made available under the Plan. Employer matching contributions are allocated according to these same employee contribution selections.

  Participant Loans

        Participant loans are permitted under the Plan. A participant may apply for a loan of up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum is $50,000. New loan interest rates are set at the current prime rate plus 1 percent. At December 31, 2002 and 2001, interest rates on outstanding loans ranged from 5.25% to 10.50% and 6.00% to 10.50%, respectively.

  Payment of Benefits

        Upon termination of service due to death, disability, retirement, separation from service or proven hardship, a participant may elect to receive the value of the vested interest in his or her account in the form of an installment or a lump-sum distribution.

  Forfeitures

        The Company will use all forfeited amounts to reduce Plan expenses.

2.     Summary of Significant Accounting Policies

  Basis of Accounting

        The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

  Investment Valuation and Income Recognition

        Investments in pooled separate accounts and mutual funds are valued at their unit value and net asset value, respectively, which represents the value at which units/shares may be purchased or redeemed. Loans to participants are valued at cost plus accrued interest which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded as earned, on the accrual basis.

        The Plan presents, in the statement of changes in assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses during the year and the unrealized appreciation (depreciation) during the year on those investments.

  Contributions

        Employee contributions are recorded in the period in which the employee payroll deductions are made. Matching contributions from the Company are accrued and paid biweekly and are allocated based upon the participants' contribution selections.

  Payment of Benefits

        Benefits and withdrawals are recorded when paid.

  Expenses

        Administrative expenses incurred by the Plan were $44,874 and $37,063 for the years ended December 31, 2002 and 2001, respectively. Expenses, other than loan administration fees, are borne by the Company.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3.     Investments

        The following table presents the fair value of the Plan's investments:

	December 31,
Description	2002		2001
NMS Communications Corporation Common Stock	$845,448	*	$1,637,254	*
Mass Mutual Blue Chip Growth Fund	721,974		801,386	*
Mass Mutual Core Bond Fund	1,780,507	*	1,098,871	*
Mass Mutual Core Value Equity Fund	807,982	*	905,756	*
Mass Mutual Indexed Equity Fund	1,770,107	*	2,088,628	*
Mass Mutual International Equity Fund	796,074	*	1,053,124	*
Mass Mutual Money Market Fund	2,703,438	*	1,172,595	*
Mass Mutual Small Cap Growth Fund	1,208,588	*	1,360,514	*
Mass Mutual Moderate Journey Fund	1,392,133	*	1,393,468	*
Participant Loans	194,627		181,367
Other common stock	31,083		—
Mutual funds	9,620		—
Other pooled separate accounts	2,854,788		2,630,127

Total investments at fair value	$15,116,369		$14,323,090

*
Investments that represent 5% or more of the Plan's assets at the end of the year.

        During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,140,748 as follows:

Pooled separate accounts	$1,958,251
Common stock	1,182,497

$3,140,748

4.     Tax Status

        The Internal Revenue Service has determined and informed the Company, by a letter dated May 19, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.     Plan Termination

        Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of a plan termination all amounts credited to a participant's account will be fully vested and would be paid out to the participant as directed by the Company.

6.     Related Party Transactions

        Loans to participants qualify as party-in-interest transactions.

        The Plan invests in the common stock of NMS Communications Corporation, the employer, and transactions in this common stock are party-in-interest transactions.

        For the plan years ended December 31, 2002 and 2001, certain plan investments are units of pooled separate accounts managed by Mass Mutual. Mass Mutual is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.     Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of assets available for plan benefits per the financial statements to the Form 5500:

December 31, 2002
Assets available for plan benefits per the financial statements	$15,233,262
Less:
Employer contribution receivable	16,346
Employee contribution receivable	100,547

$15,116,369

8.     Other

        During the period from January through early May 2002, the individual participant accounts in the NMS Common Stock Fund, a component of the NMS 401K Plan, incurred losses in the aggregate amount of approximately $800,000 due to transactions by one of its participants. The Plan took certain actions to restore the participants' accounts that suffered the loss, and the Plan has also implemented actions designed to prevent a recurrence. In January 2003 a complaint was filed against the Company, a Company employee who is an administrator for the Company 401K Plan and Massachusetts Mutual Life Insurance Company, in U.S. District Court for District of Massachusetts (Central Division) by Mr. Shiv K. Gupta, whose transactions NMS believes resulted in such losses. Mr. Gupta (the plaintiff) alleges that the defendants wrongfully withdrew approximately $412,000 from his NMS Common Stock Fund account and breached a fiduciary duty owed to him. The action is in the discovery stage. The Company (and the Plan) intend to vigorously defend the claim. The Company has been informed that there is insurance coverage for all or part of the losses.

NMS Communications Corporation 401(k) Plan
Schedule of Assets (Held at End of Year)
Schedule H, Part IV, Item 4i—Form 5500
December 31, 2002

Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	Shares/ Units	Cost	Current Value
Pooled Separate Accounts
Oppenheimer	Oppenheimer Capital Appreciation Fund	5,187	**	$546,473
Mass Mutual*	Mass Mutual Core Bond Fund	13,914	**	1,780,507
Mass Mutual*	Mass Mutual Core Value Equity Fund	11,187	**	807,982
Mass Mutual*	Mass Mutual Indexed Equity Fund	22,596	**	1,770,107
Mass Mutual*	Mass Mutual International Equity Fund	10,312	**	796,074
Mass Mutual*	Mass Mutual Aggressive Journey Fund	7,076	**	566,953
Mass Mutual*	Mass Mutual Blue Chip Growth Fund	7,138	**	721,974
Mass Mutual*	Mass Mutual Conservative Journey Fund	1,208	**	131,584
Mass Mutual*	Mass Mutual Equity Income II Fund	4,336	**	514,168
Mass Mutual*	Mass Mutual Growth Equity Fund	5,958	**	393,938
Mass Mutual*	Mass Mutual Mid Cap Growth Fund	6,310	**	413,966
Mass Mutual*	Mass Mutual Money Market Fund	22,370	**	2,703,438
Mass Mutual*	Mass Mutual Small Cap Growth Fund	13,155	**	1,208,588
Mass Mutual*	Mass Mutual Moderate Journey Fund	15,301	**	1,392,133
Mass Mutual*	Mass Mutual Ultra Aggressive Journey Fund	3,895	**	287,706
Mutual Funds
State Street Bank	SSGA Money Market Fund	9,620	**	9,620
Common Stock
	NMS Communications Corporation*	886,370	**	845,448
	Advanced Micro Devices Inc.	2,821	**	18,223
	CISCO Systems Inc.	250	**	3,274
	Clean Harbors Inc.	100	**	1,555
	Cytyc Corp.	150	**	1,530
	JDS Uniphase Corp.	200	**	494
	Neoware Systems Inc.	100	**	1,491
	Nortel Networks Corp.	2,000	**	3,220
	Wyndam International	5,635	**	1,296
Participant loans*		194,627	**	194,627

				$15,116,369

*
Parties-in-interest to the Plan

**
Cost omitted for participant-directed investments

QuickLinks

NMS Communications Corporation 401(k) Plan
NMS Communications Corporation 100 Crossing Boulevard Framingham, Massachusetts 01702
Report of Independent Auditors